

December 14, 2010

Bruce Felt
Chief Financial Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, CA 94404
Also via facsimile at: (650) 292-2279

> **Re:** **SuccessFactors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-33755**

Dear Mr. Felt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

1.   We note that your Overview section no longer includes a discussion of "backlog," which you had defined as the portion of future subscription fees under non-cancellable subscription agreements that have not been invoiced and accordingly were not yet reflected in deferred revenue. The inclusion of this information in previous filings provided investors with additional insight to the company's future revenue streams that could not be obtained from the current financial statements as such information was not included in your deferred revenue balances. These disclosures also explained some of the differences between arrangements with large and small customers as well as the relationship between contract execution, billing and revenue recognition. Please tell us

your consideration for including these disclosures in future filings or why you believe such disclosures are no longer useful or relevant to an investor. In this regard, to the extent that your subscription sales to new and existing customers are expected to impact the variability of your revenues and results of operations, both a quantitative and qualitative discussion of such rates would seem useful in evaluating your operating performance. We refer you to Section III.B.1 of SEC Release 34-48960.

2. Your disclosures on page 37 indicate that during the past twelve months your customer base has grown from 1,750 to more than 3,100 customers. However, on page 42 you state that the company had 2,608 customers as of December 31, 2008. Please explain the discrepancy between the 1,750 and 2,608 and clarify your disclosures in future filings.

Executive Compensation (incorporated by reference to the definitive proxy statement filed April 26, 2010)

Compensation Discussion Analysis, page 21

General

3. As you have done in previous filings, please expand your discussion to provide additional analysis of the effect of individual performance on cash bonuses and stock option and equity awards. We note your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

4. Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1 Organization and Significant Accounting Policies

Revenue recognition, page 7

5. We note that upon the adoption of ASU 2009-13, you are now using estimated selling price ("ESP") to allocate revenue to each deliverable in your subscription arrangements. In addition, we note that ESP is determined primarily by considering the weighted average selling price as well as other factors, including but not limited to, gross margin objectives and pricing practices. Please tell us and expand your disclosures to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors,

trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief